EXHIBIT 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement of Featherlite, Inc. (the “Company”) on Form S-3 of our report dated February 28, 2003 (April 14, 2003 as to Notes 2 and 9), relating to the consolidated financial statements of the Company as of and for the year ended December 31, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to certain matters raising substantial doubt about the Company’s ability to continue as a going concern), appearing in the Annual Report of the Company for the year ended December 31, 2002.

Deloitte & Touche LLP

Minneapolis, Minnesota

December 23, 2003